SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

ALESTRA, S. de R.L. de C.V.
(Translation of Registrant's name into English)

Ave. Lazaro Cardenas No. 2321, 9th Floor
Col. Residencial San Agustin
Garza Garcia N.L. 66260 Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Table Of Contents

This Form 6-K consists of Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. ("Alestra") and its sole subsidiary, Servicios Alestra, S.A. de C.V. ("Servicios Alestra") for the three month period ended March 31, 2002.

In this report, unless the context otherwise requires, the terms "we," "us," "our," "our company" and "ourselves" mean Alestra and its sole subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report contains words, such as "believe," "will," "expect" and "anticipate" and similar expressions, that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

- competition in long distance and local telephone services, and in general;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- changes in our regulatory environment, particularly developments affecting the regulation of telephony;
- general economic conditions;
- performance of financial markets;
- interest rate levels;
- currency exchange rates, including the Mexican Peso ("Peso," "Ps." or "Ps") – U.S. Dollar ("Dollar," "dollar," "$" or "US$") exchange rate; and
- changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Please note that some figures in this Form 6-K may not sum due to rounding.

Three month periods ended March 31, 2002

Revenues

Total revenues for the three month period ended March 31, 2002 decreased 11%, or Ps. 108 million, to Ps. 921 million from Ps. 1,029 million for the three month period ended March 31, 2001.

Revenues from domestic long distance services for the three month period ended March 31, 2002 decreased 29%, or Ps. 154 million, to Ps. 382 million from Ps. 536 million for the three month period ended March 31, 2001. This is due to the 24% reduction in the domestic long distance volume, as a result of fewer working days in February and March coupled with the still slow economic activity in Mexico.

Revenues from international long distance services for the three month period ended March 31, 2002 decreased only 1%, or Ps. 2 million to Ps. 348 million from Ps. 350 million for the three month period ended March 31, 2001. The increase in international volume was offset by the reduction in the international settlement rate, applicable for the incoming traffic.

We continued to implement our strategy of becoming a leading broadband value-added services provider to businesses and high-end residential customers, by offering a wider range of telecom services including long distance, local, data transmission and internet, among others. During the three month period ended March 31, 2002, other revenues, which primarily consists of frame relay, private lines, direct access, internet and local service, were Ps. 190 million, a 34% increase over the Ps. 142 million recorded during the three month period ended March 31, 2001. Other revenues represented 21% as a percentage of total revenues during the three month period ended March 31, 2002, compared to 14% recorded during the same period of 2001.

Cost of services

Cost of services for the three month period ended March 31, 2002 decreased 13%, or Ps. 62 million, to Ps. 400 million from Ps. 462 million for the three month period ended March 31, 2001. The improvement is primarily due to the reduction in the interconnection rates, as a result of the reduction in the access cost to the local network from US$0.0125 per minute to US$0.00975 per minute. Additionally, starting January 1, 2002, a 45% discount for local and long-distance interconnection links on the best rate that the market offers to the public for private links was granted, as well as a 45% discount in co-location on the current registered price. Off-net charges (inter-city traffic) will have a 25% discount on the lowest rate that Telmex offers to the market.

As a percentage of total revenues, cost of services decreased to 43% for the three month period ended March 31, 2002, from 45% for the three month period ended March 31, 2001, for the same reasons as described above.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, which consist primarily of wages, salaries and benefits, consulting fees, promotional and advertising expenses, and the allowance for doubtful accounts, decreased 3% or Ps. 12 million, to Ps. 378 million for the three month period ended March 31, 2002 from Ps. 390 million for the three month period ended March 31, 2001. In accordance with the current economic situation, the company implemented a effective selling, general and administrative expenses control program, including reduction of marketing expenses.

Depreciation and amortization

Depreciation and amortization increased 5%, or Ps. 12 million, to Ps. 236 million for the three month period ended March 31, 2002, from Ps. 224 million for the three month period ended March 31, 2001.

Operating loss

Due to the factors described above, operating loss was Ps. 93 million and Ps. 46 million for the three months period ended March 31, 2002 and 2001, respectively.

Comprehensive financial result

Comprehensive financial net loss was Ps. 31 million for the three month period ended March 31, 2002, compared to a comprehensive financial net loss of Ps. 91 million for the three month period ended March 31, 2001. This difference is due to the appreciation of the peso against the dollar and a higher monetary position as a result of slightly higher inflation rate for the three month period ended March 31, 2002. Gain from monetary position increased 47%, or Ps. 24 million, from Ps. 51 million for the three month period ended March 31, 2001 to Ps. 74 million for the three month period ended March 31, 2002. This increase is primarily due to a slightly higher Mexican inflation rate of 1.3% for the three month period ended March 31, 2002, compared to 1.1% for the three month period ended March 31, 2001. Additionally, exchange gain for the three month period ended March 31, 2002 increased from Ps. 43 million in the three month comparable period of 2001 to a gain of Ps. 71 million. This was due to a 1.3% appreciation of the Peso against the U.S. dollar during the three month period ended March 31, 2002, compared to a 0.8% appreciation during the same period of 2001.

Interest income decreased 63%, or Ps. 13 million, to Ps. 7 million for the three month period ended March 31, 2002 from Ps. 20 million for the three month period ended March 31, 2001. This decrease is mainly attributable to lower interest earnings generated by the reduction in the interest reserve account created as collateral of the 12-1/8% senior notes due 2006, and 12-5/8% senior notes due 2009, both issued in May 1999 (together, the "senior notes").

Interest expense decreased Ps. 22 million, from Ps. 206 million for the three month period ended March 31, 2001 to Ps. 184 million for the three month period ended March 31, 2002. This decrease is partially explained by the 6% in average reduction of the exchange rate from the three month period ended March 31, 2001 to the same period of 2002; given that the senior notes are dollar denominated, for the reason aforementioned , the amount in pesos is lower.

Income taxes

Under current tax law, Mexican companies must pay the higher of an income tax or asset tax. We were exempted from the asset tax from inception through 1999. For 2001 and 2002 we have an asset tax credit originated by an accelerated depreciation in 1996 and 1997, which allowed us to offset the asset tax. Alestra and its sole subsidiary, Servicios Alestra, are subject separately to the payment of income tax and asset tax, which are computed by each legal entity. For the three month period ended March 31, 2002, Alestra recorded asset tax of Ps. 1 million for Servicios Alestra. We have generated substantial tax losses; accordingly, no income tax provisions have been included in the income statements for 1998, 1999, 2000, 2001 and for the three month period ended March 31, 2002.

Net Income (loss)

For the reasons discussed above, we recorded net loss of Ps. 128 million for the three months period ended March 31, 2002 compared to a net loss of Ps. 148 million for the same period in 2001.

Liquidity and capital resources

Our development since inception was financed primarily by capital contributions, borrowings from equity holders capitalized in 1999 and short-term loans that matured in 1999. We completed an offering of $570 million aggregate principal amount of senior notes in May 1999. We repaid all our short-term indebtedness with part of the proceeds from the offering of the senior notes. Another part of the proceeds was deposited in an escrow account to secure the interest payments on the senior notes for the following three years.

The company has not needed any additional capital infusion since 1999, and the business plan does not consider any further capital injection; however, if the economic situation somehow worsens, we may ask our sponsors for support.

We have an outstanding revolving credit line from Banque Nationale de Paris-Paribas for working capital purposes in the amount of $25 million. This facility is due on July 1, 2002. First priority security interests in our dollar accounts that receive international net settlement payments from other international telecommunications providers are granted in favor of Banque Nationale de Paris-Paribas under this credit commitment. This revolving credit line is subject to a Libor interest rate with an additional 1.5% and matures in July 2002. As of March 31, 2002, we have drawn down the full $25 million of such credit line in order to fund working capital needs. In August 2000, we received a credit line from Hewlett Packard de México, S.A. de C.V. to fund information technology and telecommunication equipment and services. As of March 31, 2002, the balance of such facility is $18.2 million. Such amount, which is payable in three and five years, is subject to an annual interest rate of 10.08%. We also have a capital lease contract with The Capita Corporation de México, S. A. de C. V., for Ps. 53 million (US$5.9 million) for telecommunications equipment.

We believe that our existing available cash, cash equivalents and short-term investments will be sufficient to meet our operating and capital expenditures needs for a period of twelve months, although there can be no assurance that we will not require additional funds sooner. Our actual working capital requirements will depend on numerous factors, including our ability to maintain our customer base and attract new customers, the level of resources we are able to allocate to the development of greater marketing and sales capabilities and capital expenditures, technological advances, foreign exchange rates, macroeconomic conditions in Mexico and the status of our competitors. EBITDA (operating income plus depreciation and amortization) was Ps. 139 million for the three month period ended March 31, 2002 as compared to Ps. 168 million for the compared period in 2001.

On the closing date of the offering of our senior notes, we created an interest reserve account to fund the first six scheduled interest payments on the senior notes. The aforementioned account was exhausted in May 15, 2002, and the first cash interest payment that we will have to make with internally generated funds will be in November 15, 2002.

There is no assurance that we will generate sufficient cash flow from our operations to meet our upcoming obligations (including, without limitation, the interest payment on the senior notes due in November, 2002) as they become due. Accordingly, we may require additional funds to meet our planned obligations and may seek to raise such amounts through a variety of options. These include future cash from operations, proceeds from equity financings, proceeds from equipment financing, lease arrangements and bank loans. Additional funding may not be available when needed or on terms acceptable to us, which could have a material adverse effect on our business, financial condition and results of operations. If adequate funds are not available, planned operations may be scaled back resulting in the delay or reduction of personnel and planned expenditures and we will be required to restructure our capital structure. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

In March, 2002, Moody's downgraded our senior unsecured ratings from B2 to Caa1 and placed our ratings on review for possible further downgrade. Moody's stated that the downgrade reflects our most recent results and deteriorated liquidity position. Also in May, 2002, Standard & Poor's, or S&P, downgraded our corporate credit ratings to B- from BB-. S&P stated that its downgrade reflected the deteriorated liquidity, solvency concerns, and the incipient volume growth combined with the very high debt as well as the unclear financial support from shareholders. The actions taken by Moody's and S&P may make it more difficult and expensive to finance our operations by having a potentially material impact on our sources of funding. Moreover, the actions taken by the rating agencies may also have an impact on our existing or new customer's willingness to conduct business with us.

Our total outstanding indebtedness bears interest at fixed rates and is dollar-denominated. We are not currently engaged in any hedging activity to minimize the risk of changes in the value of Peso relative to the dollar. Given the nature of our revenues derived from international incoming traffic, which are dollar-denominated, and of our costs and expenses, which are principally Peso-denominated, we believe we will be in large part insulated from potential exchange rate fluctuations. We may use hedging activities to minimize currency risks in the future.

Item 2. Financial Statements.

TABLE OF CONTENTS

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2002)

	December 31, 2001	March 31, 2002 (Unaudited)
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	Ps 244,204	Ps 233,416
Trade receivables, net	399,582	322,834
Receivables from domestic operator, net	91,705	89,466
Due from affiliates and other related parties	56,529	176,858
Recoverable taxes	634	1,145
Other receivables	65,218	47,346
Prepaid expenses and other assets	51,122	49,853
Restricted investments	318,178	309,827
Total current assets	1,227,172	1,230,745
REAL ESTATE AND EQUIPMENT, NET	5,154,915	4,927,683
DEFERRED CHARGES AND OTHER ASSETS, NET	1,614,002	1,538,783
Total assets	7,996,089	7,697,211
Liabilities and stockholders' equity		
CURRENT LIABILITIES:		
Accounts payable	523,780	517,564
Bank loans and notes payable	274,244	285,789
Due to affiliates and other related parties	63,519	13,490
Accrued expenses and other payables	656,507	758,994
Total current liabilities	1,518,050	1,575,837
LONG-TERM LIABILITIES:		
Bank loans and notes payable	145,232	157,009
Senior debt notes	5,282,503	5,143,851
Other long-term liabilities	32,258	34,300
Total liabilities	6,978,043	6,910,997
STOCKHOLDERS' EQUITY:		
Majority interest:		
Nominal capital stock	5,371,386	5,371,386
Restatement of capital stock	3,304,061	3,304,061
	8,675,447	8,675,447
Accumulated deficit	(7,657,403)	(7,889,235)
Total majority interest	1,018,044	786,212
Minority interest	2	2
Total stockholders' equity	1,018,046	786,214
CONTINGENCIES AND COMMITMENTS	-	-
Total liabilities and stockholders' equity	Ps 7,996,089	Ps 7,697,211

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2002)

	Three months period ended March 31, 2001	2002
REVENUES		
Long distance services:		
Domestic	Ps 536,250	Ps 382,307
International	350,290	348,098
Other	142,276	190,227
	1,028,816	920,632
OPERATING EXPENSES:		
Cost of services	(461,621)	(400,021)
Administration, selling and other operating expenses	(389,621)	(377,786)
Depreciation and amortization	(223,557)	(235,505)
Operating loss	(45,983)	(92,680)
COMPREHENSIVE FINANCIAL RESULT:		
Interest expense	(206,094)	(184,291)
Interest income	20,487	7,480
Exchange gain, net	43,492	71,392
Gain from monetary position	50,715	74,454
	(91,400)	(30,965)
OTHER EXPENSE, NET	(9,295)	(3,463)
Loss before provision for asset tax	(146,678)	(127,108)
Asset tax	(1,297)	(1,091)
Net loss	(Ps 147,975)	(Ps 128,199)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2001 AND 2002

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2002)

	Capital stock		Restatement of	Deficit from	Accumulated	Majority	Minority	Total stockholders'
	Fixed	Variable	capital stock	restatement	Losses	interest	interest	equity
Balance at December 31, 2000	Ps 300	Ps 5,371,086	Ps 3,304,061	(Ps 1,156,778)	(Ps 5,527,459)	Ps 1,991,210	Ps 2	Ps 1,991,212
Changes in 2001:								
Net loss	-	-	-	-	(147,975)	(147,975)	-	(147,975)
Deficit from restatement	-	-	-	(6,433)	-	(6,433)	-	(6,433)
Comprehensive loss	-	-	-	(6,433)	(147,975)	(154,408)		(154,408)
Balance at March 31, 2001	Ps 300	Ps 5,371,086	Ps 3,304,061	(Ps 1,163,211)	(Ps 5,675,434)	Ps 1,836,802	Ps 2	Ps 1,836,804
Balance at December 31, 2001	Ps 300	Ps 5,371,086	Ps 3,304,061	(Ps 1,490,183)	(Ps 6,167,220)	Ps 1,018,044	Ps 2	Ps 1,018,046
Changes in 2002:							-	
Net loss	-	-	-	-	(128,199)	(128,199)		(128,199)
Deficit from restatement	-	-	-	(103,633)	-	(103,633)	-	(103,633)
Comprehensive loss	-	-	-	(103,633)	(128,199)	(231,832)	-	(231,832)
Balance at March 31, 2002	Ps 300	Ps 5,371,086	Ps 3,304,061	(Ps 1,593,816)	(Ps 6,295,419)	Ps 786,212	Ps 2	Ps 786,214

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2002)

	For the three months ended March 31,	
	2001	2002
OPERATING ACTIVITIES:		
Net loss	(Ps 147,975)	(Ps 128,199)
Adjustments to reconcile net loss to resources provided by operating activities:		
Depreciation and amortization	223,557	235,505
	75,582	107,306
Changes in working capital:		
Trade receivables, net	(42,074)	76,748
Receivable from domestic operators, net	(29,626)	2,239
Due from affiliates and other related parties	26,314	(120,329)
Recoverable taxes and other receivables	(18,097)	17,361
Other accounts receivable, prepaid expenses and other assets	(14,499)	1,269
Restricted investments	12,837	8,351
Accounts payable	(208,690)	(6,216)
Due to affiliates and other related parties	13,768	(50,029)
Accrued expenses and other payables	213,378	104,291
Resources provided by operating activities	28,893	140,991
INVESTING ACTIVITIES:		
Purchase of real estate and equipment	(183,711)	(35,542)
Deferred charges and other assets	(2,524)	(907)
Restricted investments	7,156	-
Resources used in investing activities	(179,079)	(36,449)
FINANCING ACTIVITIES:		
Decrease of senior debt notes	(111,507)	(138,652)
Bank loans and notes payable	178,345	23,322
Resources provided by (used in) financing activities	66,838	(115,330)
Decrease in cash and cash equivalents	(83,348)	(10,788)
Cash and cash equivalents, beginning of period	192,132	244,204
Cash and cash equivalents, end of period	Ps 108,784	Ps 233,416

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

13

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2001)

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2002

1. LIQUIDITY AND CAPITAL RESOURCES

We are subject to a number of risks common to companies in similar industries including, but not limited to, the lack of assurance of the marketability of our product, intense competition, including entry of new competitors and products into the market, the risk of technological obsolescence, and the need to raise additional funds to support our business operations. We believe that our existing available cash and cash equivalents will be sufficient to meet our operating and capital expenditures needs for a period of twelve months, although there can be no assurance that we will not require additional funds. Our actual working capital requirements will depend on numerous factors, including our ability to maintain our customer base and attract new customers, the level of resources we will be able to allocate to the development of greater marketing and sales capabilities and capital expenditures, technological advances, foreign exchange rates, macroeconomic conditions in Mexico and the status of our competitors.

There is no assurance that we will generate sufficient cash flow from operations to meet our upcoming obligations (including, without limitation, the interest payment on the senior notes due in November, 2002) as they become due. Accordingly, we may require additional funds to meet planned obligations and may seek to raise such amounts through a variety of options. These include future cash from operations, new bank loans and proceeds from the renovation of bank loans, among others. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2002)

2. PREPARATION OF INTERIM FINANCIAL STATEMENTS

a. Basis of presentation

The unaudited interim condensed consolidated financial statements of Alestra, S. de R. L. de C. V. (Alestra or the Company) have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP) as promulgated by the Mexican Institute of Public Accountants ("MIPA"). A summary of differences between Mexican GAAP and accounting principles generally accepted in the United States of America ("U.S. GAAP") is included in Note 5.

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol "Ps". Certain prior year balances have been reclassified to conform to Alestra's current period presentation.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2001 included in the Alestra Annual Report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. ("Servicios Alestra") in which it holds 99.99% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses, the allowance for doubtful accounts and in the three-months period ended March 31, 2002, certain costs (Special Project Charges). Actual results could differ from those estimates.

b. Recognition of the effects of inflation

The consolidated financial statements have been prepared in accordance with Bulletin B-10, promulgated by the MIPA, "Recognition of the Effects of Inflation on Financial Information" and determined as follows:

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2002)

- The statements of income and of changes in stockholders' equity were restated applying National Consumer Price Index ("NCPI") factors from the periods in which the transactions occurred.

- The statements of changes in financial position present, in constant Mexican Pesos, the resources provided by or used in operating, financing and investing activities.

- The financial statements of the Company for prior periods have been restated for comparability purposes with the information of the most recent period presented, therefore the Company has restated all financial statements to March 31, 2002, purchasing power by applying the rates of inflation as follows:

Period	Inflation for the period	Cumulative Inflation as of period ended on March 31, 2002
Twelve months ended December 31, 2001 and March 31, 2002	4.40%	4.66%
Three months ended March 31, 2002	1.37%	1.37%

The methodology for the restatement of the financial statements is as follows:

- Restatement of non-monetary assets:

Real estate and equipment, net, is restated using NCPI factors. Equipment of a non-Mexican origin is restated using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance-sheet date.

- Restatement of stockholders' equity:

The restatement of capital stock and accumulated losses is determined by applying NCPI factors from the dates on which capital was contributed and losses were generated, and reflects the amounts necessary to maintain the stockholders' investment at the purchasing power of the original amount. The deficit from restatement represents the difference between the cost value of equipment of non-Mexican origin as indicated in the above paragraph and the restated cost value.

- Gain from monetary position:

Gain from monetary position represents the inflationary effect, measured by the NCPI, on the monetary assets and liabilities of the Company at the beginning of each month.

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2002)

c. Revenue recognition

In 2001, Telmex submitted to the approval of COFETEL the rates of payments classification, contained in the contract entered into by Telmex and MCI International, applicable to the settlement rates of international long distance services exchanged between Mexico and the United States.

From January 1st to March 31st, 2002, the liquidation rate was US$0.135. In April 11, 2002, Telmex, MCI International and AT&T reached an agreement to reduce settlements rate between Mexico and the United States for the 2002-2003 period. Under this agreement, the carriers will reduce liquidation rates according to the destination. For calls originating in the United States and terminating in Mexico, Monterrey and Guadalajara, the liquidation rate will be US$.0055. For traffic between the United States and terminated in the 200 largest cities in Mexico, the liquidation rate will be US$.0850 and for all other regions in Mexico, the liquidation rate will be US$.1175. Mexican carriers will pay US$.0055 for traffic originating in Mexico and terminating in the United States.

Telmex and MCI International Inc. agree to request their respective authorities to eliminate the 1996 International Long Distance Rules in 2004 and to prevent discriminatory treatment in the US telecom market.

d. New accounting principles

In January 2002, the MIPA issued Statement C-8 "Intangible Assets" effective as from January 1, 2003. This statement establishes criteria for the recognition of intangibles assets, as well as their accounting treatment through particular valuation, disclosure and presentation regulations.

In December 2001, the MIPA issued Statement C-9 "Liabilities, provisions, contingent assets and liabilities and commitments" effective as from January 1, 2003. This statement establishes the particular valuation, disclosure and presentation regulations of liabilities and provisions, as well as those for commitments and contingent assets and liabilities.

3. NOTES PAYABLE

As of March 31, 2002, bank loans and notes payable consist of the following:

Revolving bank loan for Ps 225,608 (US$25 million) with Banque Nationale de Paris, Paribas, with maturity in July 2002 at an annual rate of Libor plus 1.5%.

Notes payable to Hewlett Packard de México, S. A. de C. V., amounting to Ps 164,209 (US$18.2 million) at a 10.08% annual rate for the supply of equipment for telecommunications projects with maturity in 2005.

Capital lease contract with The Capita Corporation de México, S. A. de C. V., for Ps 52,981 (US$5.9 million) for telecommunications equipment.

4. STOCKHOLDERS' EQUITY

Under Mexican Corporate Law, interested third parties can request the dissolution of the Company if accumulated losses exceed two-thirds of capital stock. At March 31, 2002, Alestra's accumulated losses exceed two-thirds of its capital stock.

5. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The Company's consolidated financial statements are prepared and presented in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP, and may in certain respects provide less detailed information than is provided under U.S. GAAP. The most significant differences between Mexican GAAP and U.S. GAAP relevant to the Company are summarized below.

Recognition of the effects of inflation

Mexican GAAP requires that effects of inflation be recorded in the basic financial statements. Mexican companies are required to: (i) restate non-monetary assets and related costs and expenses using current replacement costs (mainly fixed assets and depreciation) and other non-monetary assets using the NCPI; (ii) restate capital stock and retained earnings using the NCPI applicable from the dates such capital was contributed and the earnings were generated; (iii) include in stockholders' equity the accumulated effect from holding non-monetary assets and adjustments based upon NCPI; and (iv) include in the comprehensive financial result, the purchasing power gain or loss from holding net monetary assets and liabilities determined using NCPI. The purchasing power gain or loss represents the effect of inflation on the monthly net monetary liabilities and assets during the year, restated to pesos of purchasing power as of the end of the most recent year.

Under Mexican GAAP, financial statements for prior period presented for comparison purposes must be restated using the NCPI in terms of the purchasing power as of the date of the must recent balance sheet. The income statement must be restated using the applicable NCPI factors from the months in which the transactions occurred to the date of the most recent balance sheet. The statement of changes in financial position identifies the sources and uses of resources representing differences between beginning and ending balances in constant pesos, adjusted for the effect of holding non-monetary assets. In accordance with the Fifth Amendment to Statement B-10 ("Recognition of the Effects of Inflation on Financial Information"), all non-monetary assets should be restated applying factors derived from the NCPI. However, there is an option to restate machinery and equipment of foreign origin, on the basis of the devaluation of the peso against the foreign currencies and applying a factor for inflation in the country of origin.

Under U.S. GAAP, historical costs must be maintained in the basic financial statements,

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2002)

However, the Securities and Exchange Commission does not require the reversal of the adjustments to the financial statements for the effect of inflation (except for the effect at applying the opinion provided by the Fifth Amendment describe above, which does not meet the consistent reporting currency requirements of Regulation S-X), because the application of statement B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation for both Mexican and US accounting purposes.

Minority Interest

Under Mexican GAAP the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section of the balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders' equity.

Preoperating Expenses

Under Mexican GAAP, preoperating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

Capitalization of Financing Costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses on acquired assets under construction and on preoperating expenses. U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

Statement of changes in financial position

Mexican GAAP Bulletin B-12, "Statements of Changes in Financial Position" ("Bulletin B-12"), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2002)

Disclosure to financial statements

Disclosure in financial statements is generally more extensive under U.S. GAAP than under Mexican GAAP.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 supercedes APB opinion No. 16, "Business Combinations" and amends or supercedes a number of related interpretations of APB 16. SFAS No. 141 eliminates the pooling of interests method of accounting for business combinations, and changes the criteria to recognize intangible assets apart from goodwill. SFAS No. 142 supercedes APB opinion No. 17, "Intangible Assets". Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Management does not believe the adoption of the provisions of SFAS No's. 141 and 142 will have a material impact on Alestra's results of operations and financial position.

The FASB also recently issued FASB Statement No. 143 (SFAS 143), Accounting for Obligations Associated with the Retirement of Long-Lived Assets. The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of tangible long-lived asset retirement obligation and its associated asset retirement cost. SFAS 143 is effective for fiscal years beginning after June 30, 2002. Management does not believe the adoption of the provisions of SFAS 143 will have a material impact on Alestra's results of operations and financial position.

In 2001, the FASB also issued FASB Statement No. 144 (SFAS 144), Accounting for the Impairment of Long-Lived Assets which supercedes FASB Statement No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, and APB No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 provides new guidance on (1) the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and (2) how the results of a discontinued operation are to be measured and presented. It also broadens the definition of what constitutes a discontinued operation. It is effective for fiscal years beginning after December 15, 2001. Management is currently evaluating the impact that adoption of SFAS 144 will have on its consolidated financial statements.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on this annual report and have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Patricio E. de la Garza
Patricio E. de la Garza
Chief Financial and Administrative Officer

Date: **May 30, 2002**